May 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

Re:	SSR Mining Inc. Form 10-K for the fiscal year ended December 31, 2021 Filed February 23, 2022 File No. 001-35455

Form 8-K

Filed February 23, 2022

File No. 001-35455

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received in a letter, dated May 2, 2022, to Alison White, Chief Financial Officer of SSR Mining, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 23, 2022 (the “Form 10-K”) and the Company’s Current Report on Form 8-K, furnished with the Commission on February 23, 2022 (the “Form 8-K”).

For ease of reference, the Staff’s comment appears in bold immediately preceding the Company’s response. Page references included below are to those contained in the Form 10-K, Form 8-K or technical report summaries referenced below, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K, Form 8-K or technical report summaries, as applicable.

SSR Mining Inc.	phone	+1 303.292.1299	6900 E. Layton Avenue
www.ssrmining.com	toll free	+1 888.338.0046	Suite 1300

Denver, Colorado United States of America 80237

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

Form 10-K for the fiscal year ended December 31, 2021

Item 2. Properties, page 43

1.	Summary disclosure should include a summary of all properties including material and non-material properties pursuant to Item 1303(a) of Regulation S-K. In a section identified as “Summary Disclosure” please revise to include the required information under Item 1303(b) of Regulation S-K for all properties.

Response: The Company acknowledges that it has not included a “Summary Disclosure” section as required by Item 1303(a) relating to material and non-material properties. The Company respectfully submits that it has identified its four producing assets and its non-material properties in the subsection entitled “Properties Overview,” beginning on page 44 of the Form 10-K. The Company also respectfully submits that summary information listed in Item 1303(b) of Regulation S-K is included as part of the property descriptions that follow the “Properties Overview” section. The Company’s additional properties, which consist of projects and key exploration activities, are discussed in the “Exploration and Development” subsection beginning on page 67 of the Form 10-K.

In future filings, the Company will revise the disclosure to include the information required under Item 1303(b) of Regulation S-K for all properties included within Item 2 of Form 10-K and will rename the “Properties Overview” subsection to identify it as “Summary Disclosure.”

2.	Please revise your individual property disclosure to include the following information for each material property pursuant to Item 1304(b) of Regulation S-K:

• The location, accurate to within one mile, using an easily recognizable coordinate system.

• The total cost for or book value of the property and its associated plant and equipment.

Response: The Company respectfully submits that the Company prepared the individual property disclosures in Item 2 of Form 10-K in a manner that was designed to not duplicate the information that would also be reflected in the technical report summaries and to, as much as possible, limit the disclosures in Item 2 to the more important property-related disclosures. The location disclosure identified above as required under Item 1304(b) of Regulation S-K is disclosed on pages 41–43 of the Çöpler District Master Plan 2021 Technical Report Summary (the “CDMP21TRS”), pages 20–21 of the Marigold 2021 Technical Report Summary (the “Marigold21TRS”), pages 15–16 of the Seabee 2021 Technical Report Summary (the “Seabee21TRS”) and page 36 of the Puna 2021 Technical Report Summary (the “Puna21TRS”), respectively.

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

The Company respectfully acknowledges that the total cost for or book value of the material properties and their associated plants and equipment was omitted from the disclosures in the Form 10-K and notes that the total cost of the gross mineral properties, plant and equipment as of December 31, 2021 were as follows: Çöpler, $2,761.6 million; Marigold, $489.1 million; Seabee, $465.5 million; Puna, $372.4 million.

In future filings, the Company will include such disclosures within Item 2 of Form 10-K.

3.	Resource and reserve disclosure is required for each material property pursuant to Item 1304(d)(1) of Regulation S-K. Please include this information with your individual property disclosure or include a reference from within your individual property disclosure identifying where this information is located.

Response: The Company respectfully submits that the resource and reserve disclosure required under Item 1304(d)(1) of Regulation S-K is disclosed on pages 70–90 of the Form 10-K. Such disclosures are provided on an aggregate basis by mineral because the Company believes such presentation is most useful to investors. In future filings, the Company will include a resource and reserve disclosure for each material property within the individual property disclosures in Item 2 of Form 10-K, in addition to the existing aggregated disclosure by mineral.

4.	We note your disclosure on page 71 that your Çöpler reserve is reported on a 100% basis. Please ensure all disclosure of mineral resources and reserves is only for the portion of resources or reserves attributable to your interest in the property as required by Item 1303(b)(3)(iii) of Regulation S-K.

Response: The Company acknowledges that the Çöpler mineral reserves included on the table entitled “Gold Reserves as of December 31, 2021” on page 71 of the Form 10-K are presented on a 100% basis, which is not consistent with the requirements of Item 1303(b)(3)(iii). The Company notes, however, that the Company’s interest in the Çöpler mineral resources and reserves is identified on page 45 of the Form 10-K, in the second paragraph of the Çöpler property description, and the table on page 71 of the Form 10-K includes a column entitled “SSR Share,” which would allow a user to calculate the Company’s interest in the Çöpler reserve. As such, the Company respectfully submits that the portion attributable to the Company’s interest in the property is readily determinable.

In future filings, the Company will present mineral reserve and resource information attributable to its interest in a property in accordance with Item 1303(b)(3)(iii).

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

5.	Please revise to include the disclosure required under Item 1304(e) of Regulation S-K.

Response: The Company respectfully submits that the resource and reserve disclosure required under Item 1304(e) of Regulation S-K is substantially disclosed on pages 71–90 of the Form 10-K as to Item 1304(e)(1) and pages 166 and 171–172 of the CDMP21TRS, page 70 of the Seabee21TRS and pages 108, 120 and 123 of the Puna21TRS, respectively, as to Item 1304(e)(2)–(4). The Company respectfully acknowledges that the Item 1304(e)(2)–(4) disclosures, as applicable, were omitted from the disclosures in the Form 10-K and technical report summaries with respect to Marigold as to mineral resources and reserves and with respect to Seabee as to mineral resources. In future filings, the Company will include such disclosures within Item 2 of Form 10-K and in the technical report summaries, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 112

6.	We note that you exclude fair value adjustments on acquired assets related to the acquisition of Alacer’s inventories and mineral properties. Please tell us in greater detail how you determined that these are appropriate non-GAAP adjustments. This comment should also be applied to the presentation within your earnings release filed on Form 8-K.

Response: The Company respectfully submits that as part of the purchase price allocation for the acquisition of Alacer in September 2020, the Company recorded the acquired oxide and sulfide inventories and the mineral properties, plant and equipment at fair value as required by ASC 805 Business Combinations. This resulted in the Company recording fair value adjustments that increased the carrying value of the oxide inventory, the sulfide inventory and depletable mineral properties.

The oxide inventory that was acquired was fully processed and sold as of December 31, 2021, whereas the sulfide inventory is primarily a long-term inventory that will be processed over the life of the mine, which is approximately 21 years. Additionally, the mineral properties will be depleted over the life of mine.

As the oxide and sulfides inventories were processed and sold during 2021, the fair value adjustments for inventories were recognized in Production costs in the Company’s Consolidated Statements of Operations. The amortization of depleted mineral properties was recognized in Depreciation, depletion, and amortization using units-of-production as ore was mined. The additional expense recognized was primarily related to the oxide inventory and had a significant impact on Net income attributable to SSR Mining shareholders due to the short time period in which the oxide inventory was processed and sold.

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

Management believes that these additional expenses are not reflective of the Company’s underlying operations because the cash costs associated with mining, processing and selling gold doré at Ҫöpler did not change as a result of the acquisition. Therefore, management believes that excluding these costs from the Adjusted Attributable Net Income, in particular the production costs arising from fair value adjustments for oxide inventory, is a more accurate reflection of the Company’s underlying operating performance.

In 2022 and going forward, the Company will continue to incur additional expense as a result of the fair value adjustments on sulfide inventory and mineral properties; however, the Company will no longer adjust for these costs in any non-GAAP financial measures because the oxide inventory that was acquired has been fully processed and sold as of December 31, 2021. The additional expense as a result of the fair value adjustments for sulfide inventory and for depletable mineral properties will continue for the rest of the mine life, and as such is no longer considered to be non-recurring per Item 10(e)(1)(ii)(B) of Regulation S-K. This presentation was included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures of the Company’s Form 10-Q for the quarterly period ended March 31, 2022, filed on May 3, 2022.

Item 15. Exhibits

96.1, 96.2, 96.3, and 96.4, page 171

7.	We note that your qualified person(s) has included language at the beginning of each technical report under the “Important Notice” heading that appears to disclaim certain information in the technical reports. For example, your qualified person states that information and data supplied has been assumed to be accurate and complete. Another statement under this heading indicates that the qualified person does not warrant the accuracy of estimates and approximations, and estimates and approximations will be prone to fluctuations. In order to comply with Item 1302(a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.

Response: The Company acknowledges that qualified persons are responsible for the technical report summaries filed as exhibits to the Form 10-K. The Company represents that each qualified person that prepared and executed each technical report summary similarly acknowledges and represents that such qualified person has reviewed and accepted the information included in the technical report summary. The Company notes that OreWin is not a qualified person with respect to the CDMP21TRS and, accordingly, the statements referenced above are not made by qualified persons with respect to such technical report summary. The Company further notes that each of the technical report summaries provide that such technical report summary has been prepared in accordance with Regulation S-K Subpart 1300.

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

The Company does not believe the statements related to estimates and approximations serve to disclaim all or any portion of the information included in a technical report summary, but, rather, these statements serve to inform users of the technical report summary that estimates and approximations are by their very nature not exact. In fact, the section also states that “OreWin has used its experience and industry expertise to produce the estimates and approximations.” Further, the Company also does not believe the statements made by the qualified persons related to the assumption that information provided by others is accurate serves to disclaim information in an impermissible manner. A qualified person is, for example, permitted to rely on information provided by the Company where that information is identified in the technical report summary. The Company acknowledges the Staff’s comment and that the identified statements could be perceived to disclaim certain information in the technical report summaries and respectfully submits that, in future technical report summaries filed with the Commission, the section entitled “Important Notice” (or any such similar section) will not include the following sentences (or any sentences with a similar meaning):

•	The [CDMP21TRS][TRS][Seabee21TRS] is based on information and data supplied to OreWin by SSR and other parties and where necessary OreWin has assumed that the supplied data and information are accurate and complete.
•	Where OreWin has made those estimates and approximations, it does not warrant the accuracy of those amounts.

8.	We note that you have combined a feasibility study and an initial assessment into a single technical report summary for your property in Turkey. Pursuant to the definitions in Item 1300 of Regulation S-K an initial assessment and a feasibility study are two different types of technical studies and therefore should not be combined. Each study must include the minimum sections identified under Item 601(96)(iii) of Regulation S-K. Please revise accordingly.

Response: The Company respectfully submits that it believes it is necessary to include the initial assessment and the feasibility study together in a single technical report summary because both studies relate to the same volume of mineralized material with: (i) the initial assessment supporting the disclosure of the copper that could be recovered from the sulfide as mineral resources, and (ii) the feasibility study justifying the mineral reserves based on the existing sulfide plant.

Background. The Ҫöpler Project is an existing mining operation that has mineral resources and mineral reserves for a suite of deposits within the Ҫöpler Project area, with one central processing facility. The existing mineral processing strategy incorporates two processing methods: (1) oxide heap leach and (2) sulfide concentration through a pressure oxidation (POX) plant.

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

The processing methods realize the gold and silver metal from oxide and sulfide ore in the mineral reserves. In addition, a small amount of copper metal is realized from the oxide ore through the oxide heap leach process. The copper metal that is present in the sulfide ore is not, however, extracted. Consequently, copper in the sulfide ore has not previously been reported in the mineral resource for the Ҫöpler deposit because the reasonable prospects of economic extraction of that copper have not previously been demonstrated.

The Company undertook a study in 2021 into the options available to enable the recovery of that copper metal to facilitate the inclusion of such recovered copper metal into the mineral resource.

Initial Assessment – Mineral Resource. The consideration of the possible inclusion of the additional copper metal (in sulfide material) to be recovered through additional processes requires a preliminary technical and economic study. This study, which is the initial assessment, is intended to demonstrate the economic potential of the copper-inclusive mineral resource to be recovered from the sulfide (see definition of “initial assessment” in Item 1300 of Regulation S-K; see also section II.E.4.iii of Modernization of Property Disclosures for Mining Registrants, Release Nos. 33-10570; 34-84509 (the “Final Rule”)). The purpose of the initial assessment in the CDMP21TRS is to support the determination of the inclusion of the additional copper metal recovered from the Ҫöpler mineral resource.

Feasibility Study – Mineral Reserve. A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project (see definition of “mineral reserve” in Item 1300). The mineral reserve must be supported by a pre-feasibility study or feasibility study. The Ҫöpler mineral reserves are supported by a feasibility study.

Initial Assessment and Feasibility Study Together in Same Technical Report Summary. The Ҫöpler Project initial assessment relates to the same volume of mineralized material as the Ҫöpler Project feasibility study. For any given volume of mineralized material, there cannot exist one mineral resource based on a particular set of assumptions and parameters contemporaneous with a second mineral resource based on other assumptions and parameters. The initial assessment is an analysis of proposed modifications to the existing mineral processing methods with the goal of increasing the amount of material within the same mineralized volume that can be classified as mineral resource, as well as increasing the conversion of mineral resource to mineral reserve. The feasibility study is currently in production at the Ҫöpler Project and relates to the current, existing mineral processing methods.

The Company acknowledges that an initial assessment and a feasibility study are two different types of technical studies, but respectfully submits that being different types of technical studies does not necessarily mean the discussion of these two types of studies cannot be combined. It is unclear whether Item 1300 of Regulation S-K contemplated a circumstance such as presented at Ҫöpler where new or additional processing methods are being assessed to recover additional metal from an existing mineral resource. In such a case, for an investor or a user of the CDMP21TRS to understand the Ҫöpler Project, they should have access to both a discussion of the feasibility study and the initial assessment.

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

Moreover, the Company does not believe the Final Rules prohibit a technical report summary from combining outcomes from two different levels/types of study. The definition of initial assessment does state that “[a]n initial assessment is required for disclosure of mineral resources but cannot be used as the basis for disclosure of mineral reserves,” but the CDMP21TRS is not using the initial assessment as a basis for supporting the mineral reserve disclosures. The Company respectfully submits that, given the typically extended life of mining projects, like the Ҫöpler Project, it is commonplace that changes are made to a mining project’s mineral processing strategy and methodologies, whether through changes in infrastructure or operating methods during the life of the project, in an effort to recover addition mineral even after all levels of feasibility study have been completed. Any significant change will require due assessment and analysis. The Company respectfully submits that presenting the initial assessment technical study as part of the overall feasibility study provides the most useful and transparent presentation of a mining project.

9.	We note several instances in your technical reports referencing work completed by other individuals that have not been identified as qualified persons in the technical report. For example, page 92 of the Marigold technical report states that SSR has prepared the mineral resource estimate for Marigold and page 95 of the Puna technical report states that the Chinchillas mineral resource was developed by independent consultant company Red Pennant Geoscience. In order to comply with Item 1302 (a)(1) of Regulation S-K, disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. A qualified person must review and accept this information and provide a statement to this effect in the particular section of the technical report summary. Please revise your technical reports as necessary.

Response: The Company respectfully submits that any work referenced in the technical report summaries as completed by individuals or entities not identified as qualified persons was reviewed and accepted by the qualified persons who executed the respective technical report summary, and any such individuals and entities are not qualified persons themselves. In future technical report summaries, the Company will state that any individual or entity referenced as having completed work relevant to the technical report summary, but not identified therein as a qualified person, does not constitute a qualified person.

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

10.	Please revise your technical reports to include the following information as required by Item 601 (96)(iii) of Regulation S-K or, in the alternative, tell us where this information is located:

• For Çöpler Item 601 (96)(iii)(B)(8)(iv), (9)(iii), (10)(v), (11)(vii), and (17)(vi).

• For Marigold Item 601 (96)(iii)(B)(9)(iii), (10)(v), (11)(iii), (11)(vii), (17)(vi), and (18)(i) (accuracy level).

• For Puna Item 601 (96)(iii)(B)(8)(iv) (for Pirquitas), (9)(iii), (10)(v), (17)(vi), and (18)(i) (accuracy level).

• For Seabee Item 601 (96)(iii)(B)(8)(iv), (9)(iii), (10)(v), (11)(iii), (11)(vii), (17)(vi), and (18)(i) (accuracy level).

Response: The Company respectfully submits that the Staff has identified a number of instances where the technical report summaries do not make affirmative statements related to the adequacy of the procedures, the adequacy of the data used, the adequacy of data used and whether non-conventional industry practices were used by the qualified person and the adequacy of current plans. The relevant references include for CDMP21TRS Item 601 (96)(iii)(B)(8)(iv), (9)(iii), (10)(v) and (17)(vi); for Marigold21TRS Item 601 (96)(iii)(B)(9)(iii), (10)(v) and (17)(vi); for Puna21TRS Item 601 (96)(iii)(B)(8)(iv) (for Pirquitas), (9)(iii), (10)(v) and (17)(vi); for Seabee21TRS Item 601 (96)(iii)(B)(8)(iv), (9)(iii), (10)(v) and (17)(vi)).

In each of these instances, the Company believes that no statement was necessary with respect to these specialized disclosures, if there was no information to convey. The Company does not believe it is helpful for the qualified person to affirmatively state whether, for example, the data or procedures used by the qualified person were adequate when the qualified person believes it is. The Company believes such adequacy would be assumed, unless stated otherwise. Similarly, the Company believes that an obligation exists to disclose whether non-conventional practices were used only arises when non-conventional practices are being actually used. The Company believes that adding these boilerplate disclosures in multiple sections of a technical report summary would not provide useful information to investors. In future filings, the Company respectfully submits that the qualified person will expressly provide the required statements.

The Company further respectfully submits that the Staff has identified instances (CDMP21TRS Item 601 (96)(iii)(B)(11)(vii); Marigold21TRS Item 601 (96)(iii)(B)(11)(vii) and Seabee21TRS Item 601 (96)(iii)(B)(11)(vii)) where certain of the technical report summaries did not provide an affirmative statement as to the qualified person’s opinion as to whether all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. The Company notes that, with respect to Çöpler, the opinion of the qualified persons is that all such issues can be resolved with further work and the qualified person would have indicated if it did not believe such issues could be resolved with further work. With respect to Marigold and Seabee, the Company notes that no such relevant technical and economic factors have been identified and, accordingly, Item 601 (96)(iii)(B)(11)(vii) is not applicable.

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

Consistent with the Company’s view with respect to the information required by Item 601 described above, the Company believes that no statement was necessary unless it was the opinion of the qualified persons that issues were not resolvable with further work. In future filings, the Company respectfully submits that the qualified person will expressly provide the required statements.

With respect to Item 601(96)(iii)(B)(11)(iii), the Company respectfully acknowledges that the Marigold21TRS and Seabee21TRS excluded information responsive to this item. The Company notes that the relevant qualified persons have indicated that the estimated cut-off grades for Mineral Resources in each case were 0.065 g/t Au with respect to Marigold and 2.07 g/t Au with respect to Seabee and were calculated using the same parameters as the estimated cut-off grades used for Mineral Reserves as specified in the Marigold21TRS and Seabee21TRS, respectively, except for that the price of gold was US$1,750/oz for Marigold Mineral Resources and US$1,750/oz for Seabee Mineral Resources. The gold price for the Marigold and the Seabee Mineral Resources was selected after consideration of the pricing information described in Section 16 entitled “Market Studies” of the Marigold21TRS and Seabee21TRS, respectively, which includes a description of the time frame used for the selection of the price and the reasons for selection of such a time frame. In future filings, the Company respectfully submits that the qualified person will provide the required statements.

With respect to Item 601(96)(iii)(B)(18)(i) (accuracy level), the Company notes the item includes the requirement to state the accuracy level of the capital and operating cost estimates and respectfully acknowledged that the Marigold21TRS, Puna21TRS and Seabee21TRS excluded this information. The Company notes that the relevant qualified persons believe the operating and capital cost estimates have a feasibility study accuracy level of approximately ±15 percent. In future filings, the Company respectfully submits that the qualified person will provide the required statements.

11.	Please revise the “Reliance on Information Provided by the Registrant” section of your technical reports to identify the particular portions of the technical report summary that were prepared in reliance on information provided by the registrant and the extent of the reliance as required by Item 1302 (f)(2)(ii).

Response: The Company respectfully submits that it believes that the section entitled “Reliance on Information Provided by the Registrant” in each of the technical report summaries identifies the particular portions of the respective technical report summary that were prepared in reliance on information provided by the Company as required by Item 1302(f)(2)(ii).  The Company further respectfully submits that the qualified persons relied exclusively on the Company as to the portions of the respective technical report summaries identified pursuant to Item 1302(f)(2)(ii), and the Company did not interpret Item 1302(f)(2)(ii) to require a description of the extent of reliance unless the qualified persons did not exclusively rely on information provided by the Company.

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

In future technical report summaries, the technical report summaries will expressly specify that the qualified persons relied exclusively on information provided by the Company as to the portions of the respective technical report summaries identified pursuant to Item 1302(f)(2)(ii) or otherwise specify the extent of reliance, as applicable.

Form 8-K filed February 23, 2022

Exhibit 99.1

Fourth Quarter and Full Year 2021 Highlights, page 2

12.	We note that you provide a full-year 2022 guidance range for All-in Sustaining Costs (“AISC”). Given the lack of similar quantitative reconciliation between the GAAP and non-GAAP information, please clarify how your presentation satisfies the requirements outlined within Item 10(e)(1)(i)(A) of Regulation S-K. Reference is also made to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Company acknowledges the requirements of Item 10(e)(1)(i)(A) of Regulation S-K and respectfully refers to the non-GAAP measure definitions included in the referenced document on page 17, outlining how AISC relates to production costs, as noted in the quote below. In future filings, the Company will provide a reconciliation of production costs to cash costs and AISC for the guidance range in a form similar to the reconciliation presented on page 18 for actual AISC results.

“AISC includes total production costs incurred at the Company's mining operations, which forms the basis of cash costs. Additionally, the Company includes sustaining capital expenditures, sustaining mine-site exploration and evaluation costs, reclamation cost accretion and amortization, and general and administrative expenses. This measure seeks to reflect the ongoing cost of gold and silver production from current operations; therefore, expansionary capital and non-sustaining expenditures are excluded. Certain other cash expenditures, including tax payments and financing costs are also excluded.

The Company believes that AISC represents the total costs of producing gold and silver from current operations and provides the Company and other stakeholders with additional information about its operating performance and ability to generate cash flows. It allows the Company to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows.

When deriving the number of ounces of precious metal sold, the Company considers the physical ounces available for sale after the treatment and refining process, commonly referred to as payable metal, as this is what is sold to third parties.

AISC includes total production costs incurred at the Company's mining operations, which forms the basis of its cash costs and which are reconciled to reported production costs.”

Mr. Jeffrey Lewis

Ms. Shannon Menjivar

Mr. John Coleman

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

******************

As indicated in certain responses to the Staff’s comments, the Company acknowledges that it undertakes to include the additional disclosures identified herein in its future annual reports on Form 10-K and technical report summaries, as applicable. The Company does not believe that the exclusion of such disclosures from the Form 10-K is material to an investor’s understanding of the Company.

We hope that our letter has addressed the Staff’s comment. If you have any questions or require any additional information with respect to the above, please call the undersigned at (303) 292-1299.

Very truly yours,

/s/ Alison White
Alison White Executive Vice President, Chief Financial Officer

cc:	Michael J. Sparks, Executive Vice President, Chief Legal and Administrative Officer, SSR Mining Inc.

Lona Nallengara, Shearman & Sterling LLP

Bernard Peters, BEng (Mining), FAusIMM, Technical Director – Mining, OreWin Pty Ltd.

Sharron Sylvester, B.Sc. (Geol), RPGeo AIG, Technical Director – Geology, OreWin Pty Ltd.